EXHIBIT 2

December 10, 2005

Private and Confidential

Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario M5H 3B7

Attention:   Hermann Derbuch

Dear Sirs:

Jipangu Inc. (“Jipangu”) and Twin Mining Corporation (the “Company”) have been discussing a possible transaction (the “Transaction”) pursuant to which Jipangu or a subsidiary or affiliate of Jipangu (the “Investor”) would subscribe for and purchase common shares and warrants of the Company (the “Equity Investment”).

This letter describes the Transaction and the Equity Investment as currently contemplated by Jipangu and the Company and sets out the basis on which Jipangu and the Company are prepared to continue their discussions and, if successful, proceed with the Transaction.

Capitalized terms used in this letter without definition have the meanings given to them in Schedule 1. All references to issued and outstanding shares of the Company are as at December 9, 2005.

1.	Current Equity Capital

1.1       The authorized capital of the Company consists of an unlimited number of common shares (the “Common Shares”), an unlimited number of first preference shares issuable in series and an unlimited number of second preference shares issuable in series, of which, as of the date of this letter 144,984,220 Common Shares are issued and outstanding and no first preference shares or second preference shares are issued and outstanding.

2.	First Tranche

2.1       In addition to and independent of the Transaction and the Equity Investment, Jipangu agrees to (or cause the Investor to) enter into a subscription agreement with the Company for the purchase of 36,000,000 Common Shares of the Company at a price of $0.12 per share (the “Initial Investment”) and otherwise on the terms set out in the subscription agreement attached as Schedule 2 (the “Initial Subscription Agreement”) upon signing this letter.

TIM
(Initials)

2.2       The parties agree and acknowledge that the Initial Subscription Agreement is a separate and independent legal document from this letter and is a legally binding agreement of Jipangu (or the Investor) and the Company and the parties further agree and acknowledge that completion of the Initial Investment is not subject to completion of the due diligence review contemplated by section 4 hereof.

3.	Equity Investment

3.1       In connection with the proposed Equity Investment, the Investor will subscribe for and purchase 63,854,545 units (“Units”) of the Company at a price of $0.1375 per Unit for an aggregate subscription price of $8,780,000. Each Unit will consist of one Common Share and 0.8 warrants, with each one (1.0) whole warrant exercisable to purchase an additional Common Share of the Company at a price of $0.17 per share for a period of 24 months from the date of closing of the Equity Investment.

3.2       Schedule 3 sets out a pro forma summary of the numbers and percentages of issued and outstanding Common Shares that would be held by the Investor following completion of the Initial Investment and following completion of the Equity Investment.

3.3       The structure of the Equity Investment will be by the private placement of treasury securities of the Company and otherwise as agreed to by Jipangu and the Company based on relevant corporate, tax and securities law considerations.

3.4       The net proceeds of the Equity Investment will be used to fund the Company’s Atlanta Gold project and for general working capital purposes consistent with the Business Plan.

4.	Due Diligence Review

4.1       During the period commencing on the date of this letter and ending on January 31, 2006 (or such later date as Jipangu and the Company may agree) (the “Due Diligence Completion Date”), Jipangu and its representatives will carry out a due diligence review of the Company and its subsidiaries and their respective assets and liabilities (the “Due Diligence Review”). The Due Diligence Review will include, among other things, a review and assessment of the Business Plan and the credit facilities of the Company.

4.2       The Company will give Jipangu and its authorized representatives such access to the employees, property, assets, books and records of the Company and its subsidiaries and will provide Jipangu and its authorized representatives with such information with respect to the business, property, assets and liabilities of the Company and its subsidiaries as Jipangu may reasonably require to enable Jipangu to carry out and complete the Due Diligence Review on or before the Due Diligence Completion Date.

4.3       If requested by Jipangu, the Company will organize meetings or telephone conference calls between representatives of Jipangu and representatives of the agents for the Company’s credit facilities to discuss, among other things, the terms of the credit facilities in the context of the Equity Investment and the Business Plan. All meetings and telephone calls will be organized by the Company and include a representative of the Company.

5.	Subscription Agreement

5.1       During the period commencing on the date of this letter and ending on the Due Diligence Completion Date, Jipangu and the Company will work towards negotiating and settling a subscription agreement (the “Subscription Agreement”) relating to the Equity Investment.

5.2       The Subscription Agreement will be in form and substance satisfactory to Jipangu and the Company and will contain customary representations and warranties and covenants of the Company and the Investor, including the covenants of the Company set out in Schedule 4.

5.3       The entering into of the Subscription Agreement will be subject to the following conditions:

(a)	the completion to the satisfaction of Jipangu (in its sole discretion) of the Due Diligence Review;

(b)	the making of such changes to the Business Plan as Jipangu may reasonably require;

(c)	the approval of the Subscription Agreement by the boards of directors of Jipangu and the Investor and the Company; and

(d)	the completion of the Initial Investment by December 20, 2005.

5.4       Subject to section 5.5, the completion of the Equity Investment (the “Closing”) will be subject to the following conditions:

(a)	receipt of all approvals from shareholders of the Company required to be obtained to complete the Equity Investment (the “Shareholder Approvals”);

(b)	receipt of all authorizations, waivers, consents, orders or other approvals from third parties and governmental or regulatory authorities, including the Toronto Stock Exchange, required to be obtained to complete the Equity Investment (the “Approvals”);

(c)	between the date of the Subscription Agreement and the completion of the Equity Investment, there will not have occurred, in the judgement of the Investor, acting reasonably, a material adverse change in the business and affairs of the Company and its subsidiaries taken as a whole;

(d)	receipt of customary closing documents, including an opinion of counsel to the Company with respect to such matters as the Investor may reasonably request, including the incorporation and existence of the

Company, corporate authorization of the Equity Investment, the authorized and issued capital of the Company, the enforceability of the Subscription Agreement, compliance with the constating documents of the Company and that the Equity Investment is exempt from the prospectus and registration requirements of the applicable securities laws of Canada; and

(e)	customary closing conditions, including no adverse proceedings pending or threatened which would reasonably be expected to adversely affect the completion of the Equity Investment.

Closing will occur on the second business day after the date on which all such conditions have been satisfied but no later than April 4, 2006 (or such later date as the parties may agree) (the “Final Subscription Date”).

6.	Exclusivity

6.1       During the period commencing on the date of this letter and ending on the Due Diligence Completion Date, the Company will not, directly or indirectly, encourage, solicit, commence or continue any discussions or negotiations with, or enter into any undertaking, agreement or commitment with or accept any proposal from any person with respect to an Alternative Transaction except with the prior written consent of the Investor. Notwithstanding the foregoing, nothing contained herein will prohibit, enjoin or otherwise restrict the board of directors of the Company, in the fulfillment of its fiduciary duties, in responding to an unsolicited proposal with respect to an Alternative Transaction.

6.2       Until the Due Diligence Completion Date, the Company will notify Jipangu, at first orally and then in writing, of any unsolicited proposal with respect to an Alternative Transaction.

6.3       The Company will be entitled to terminate this letter at any time if the Company enters into an unsolicited Alternative Transaction which constitutes a Superior Proposal.

6.4       If the Company terminates this letter in accordance with this section 6, the Company will reimburse Jipangu for the out-of-pocket expenses actually incurred by Jipangu in connection with the negotiation and due diligence investigation in respect of the Transaction.

7.	Termination

7.1        This letter will terminate if:

(a)	the Subscription Agreement is not executed on or before the Due Diligence Completion Date; or

(b)	the Investor advises the Company in writing before the Due Diligence Completion Date that it does not wish to proceed with the Equity Investment.

Notwithstanding the foregoing, termination of this letter agreement will not terminate the Initial Subscription Agreement.

8.	Press Release and Public Disclosure

8.1       The parties agree to issue a joint press release in mutually agreeable form as soon as practicable after the execution of the Initial Subscription Agreement. Otherwise, neither party shall make any public disclosure or announcement regarding the possible Transaction or the Equity Investment without the prior consent of the other party. Notwithstanding the foregoing, the Company or Jipangu may make any public disclosure required under Japanese law or by the United States or Canadian securities commissions or stock exchanges with two days’ prior notice to the other party. This section 8.1 shall govern in the event that it is in conflict with the confidentiality agreement between the parties dated December 9, 2005 (the “Confidentiality Agreement”).

9.	Confidential Information

9.1       Jipangu acknowledges and agrees that the information provided to it under section 4.2 will be subject to the Confidentiality Agreement.

10.	General

10.1       Except as provided in sections 4.2, 4.3, 6, 8.1, 9.1 and 10.3, this letter is not intended to create legally binding obligations on either party. Without limiting the foregoing, the parties agree that they will only be legally obligated to complete the Equity Investment upon execution and delivery of a mutually satisfactory and legally binding Subscription Agreement.

10.2       Any notice or other communication to be given in connection with this letter must be in writing and given by personal delivery or fax as follows:

if to the Investor:

Jipangu Inc.
3-6-9- Kita-Shinagawa
Shinagawa-ku
Tokyo 140-0001
Japan
Attention:   President
Fax Number: +813 3474-4679

if to the Company:

Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario M5H 3B7

Attention:   President
Fax Number: (416) 777-0014

Any notice or other communication so given will be deemed to have been given and received on the date of actual receipt.

10.3       Subject to section 6.4, the Investor and the Company will bear their own costs and expenses regardless of whether the Transaction is completed. Notwithstanding the foregoing, costs and expenses incurred in connection with Shareholder Approvals and Approvals will be borne by the Company.

10.4       This letter and the Subscription Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.5       This letter agreement sets out the entire agreement in principle between the parties with respect to the Transaction and the Equity Investment and supersedes all prior agreements or understandings between them with respect thereto, whether written or oral, other than the Confidentiality Agreement, the provisions of which continue in full force and effect.

10.6       This letter may be executed and delivered in counterparts, each of which when executed and delivered is an original but both of which when taken together constitute one and the same instrument. Either party may deliver an executed copy of this letter by fax, but that party shall promptly deliver to the other party an originally executed copy of this letter.

10.7       Except where otherwise indicated, all dollar amounts referred to herein are expressed in lawful money of Canada.

If the foregoing is acceptable to you, please sign and return a copy of this letter to us.

Yours truly,

JIPANGU INC.

By: /s/ Tamisuke Matsufuji

       Name: ___________________

       Office: ___________________

Accepted:

December 10, 2005

TWIN MINING CORPORATION

By: /s/ Hermann Derbuch
       Name: Hermann Derbuch
       Office: Chairman, CEO and President

SCHEDULE 1

Definitions

“Business Combination Transaction” means (a) an amalgamation, arrangement, merger, share exchange, reorganization or similar transaction involving the Company or its subsidiaries in which the Company is not the continuing or surviving corporation or under which the holders of Common Shares immediately prior to the transaction own less than 50% of the common or voting shares of the continuing or surviving corporation immediately after such transaction; (b) a sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company; and (c) a Take-Over Bid.

“Alternative Transaction” means:

(a)	the direct or indirect acquisition or disposition (including a treasury issue but excluding any issuance of Common Shares resulting from the exercise of stock options granted under the Company’s stock option plan or the exercise of warrants of the Company outstanding as of the date of this letter or as otherwise contemplated in this letter) of all or any securities of the Company or its subsidiaries;

(b)	any amalgamation, merger, sale of any substantial part of the assets of the Company or any of its subsidiaries, take-over bid, share exchange, plan of arrangement, reorganization, joint venture, strategic alliance, substantial dividend or distribution out of the ordinary course of business, recapitalization, reverse take-over or other business combination or similar transaction involving the Company or any of its subsidiaries or a substantial part of the assets of the Company or any of its subsidiaries; or

(c)	the sale (or any lease or other agreement having a similar economic effect as a sale) of any asset of the Company or its subsidiaries;

“Business Plan” means the Company’s business plan, a copy of which has been provided to Jipangu or will be provided to Jipangu as soon as practicable after the execution of the accompanying letter.

“Superior Proposal” means a bona fide unsolicited proposal with respect to an Alternative Transaction which the board of directors of the Company determines in good faith, after consultation with its financial advisers, would, if consummated in accordance with its terms, result in a transaction (i) more favourable to its shareholders than the Transaction and Equity Investment and (ii) which is not subject to a financing condition and is reasonably capable of being completed within a reasonable period of time.

“Take-over Bid” means a take-over bid (as defined under Canadian securities laws), made by means of a take-over bid circular, which is made to all registered holders of Common Shares resident in Canada for all of such holders’ Common Shares.

SCHEDULE 2

INITIAL SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

for Common Shares

FROM:	___________________________________________ (the “Purchaser”)

TO:	TWIN MINING CORPORATION

RE:	SUBSCRIPTION FOR AND PURCHASE OF COMMON SHARES

The undersigned (the “Purchaser”) understands that TWIN MINING CORPORATION (the “Company”) intends to issue and sell (the “Offering”) common shares of the Company (the “Securities”) at a price of CDN$0.12 per common share (the “Subscription Price”).

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO EXEMPTIONS FROM APPLICABLE U.S. SECURITIES LAWS.

THE PURCHASER IS ADVISED TO CONSULT HIS/HER/ITS OWN LEGAL ADVISORS REGARDING THE PURCHASE OF THE SECURITIES AND THE RESALE OF THE SECURITIES AND NEITHER THE COMPANY NOR ITS LEGAL ADVISORS WILL PROVIDE ANY ADVICE ON THESE MATTERS TO THE PURCHASER.

1.	Subscription

The Purchaser hereby irrevocably subscribes for and agrees to purchase 36,000,000 common shares of the Company (the “Securities”) at the purchase price of CDN$0.12 per common share subject to the terms and conditions set out in this Subscription Agreement and tenders herewith the sum of CDN$4,320,000.00, payable to Twin Mining Corporation in full payment of such subscription. This subscription by the Purchaser is subject to acceptance by the Company, whereupon this will constitute an irrevocable agreement between the Purchaser and the Company for the Purchaser to purchase and the Company to sell the common shares on the terms and conditions hereof.

DATED at _____________________, this ____ day of __________________, 2005.

Name: _______________________________________ (Name of Purchaser – Please print)	Address: _______________________________________ (Purchaser’s Address)

By: _______________________________________ (Signature of Authorized Representative)	_______________________________________

_______________________________________ (Print Name of Person Signing if different from Purchaser)	_______________________________________ (City / Province or State / Country)

_______________________________________ (Title, if Purchaser is not an individual)	_______________________________________ (Telephone Number)

_______________________________________ (Number of shares of the Company currently held, excluding those subscribed for under this Subscription Agreement)

REGISTRATION INFORMATION Registration Instructions: Register the securites as set forth below: _______________________________________ (Name)	Delivery Instructions: Deliver the securities to: _______________________________________ (Address)

_______________________________________	_______________________________________

_______________________________________	_______________________________________

_______________________________________ (Account reference, if any)	_______________________________________

_______________________________________ (Address)	_______________________________________ (Contact Name)

_______________________________________	_______________________________________ (Telephone Number)

The Company hereby accepts and agrees to the above-mentioned offer to purchase the Securities.

DATED at _____________________, this ____ day of __________________, 2005.

TWIN MINING CORPORATION By: ______________________________________ Authorized Signing Officer I have authority to bind the corporation.

2.	Delivery and Payment

The Purchaser shall cause the following to be delivered to the Company (at Suite 1250, 155 University Avenue, Toronto, Ontario M5H 3B7, Attention: Chief Executive Officer):

(a)	one signed copy of this Subscription Agreement;

(b)	a properly completed and duly executed copy of the Accredited Investor Certificate in the form attached to this Subscription Agreement as Schedule “A”; and

(c)	a certified cheque, bank draft or electronic transfer of immediately available Canadian funds at par in Toronto, Ontario for the aggregate amount of the Subscription Price, payable to or to the order of:

“Twin Mining Corporation”

In addition, the Purchaser by executing this Subscription Agreement, agrees to provide all other documentation, if any, required by the securities laws of the jurisdiction in which the Purchaser is resident, the securities laws of Ontario and as required by the Toronto Stock Exchange (the “TSX”). The Purchaser acknowledges and hereby consents to the filing of such documents with the TSX and applicable securities commissions.

3.	Closing and Conditions of Closing

The sale of the Securities to the Purchaser will be subject to the following conditions precedent:

(a)	receipt by the Company of all the documents referred to in Section 2 hereof, duly executed and completed by the Purchaser, together with the aggregate Subscription Price for the number of common shares subscribed for;

(b)	receipt by the Company of (i) the approval of the Toronto Stock Exchange for the Offering and (ii) confirmation of the Toronto Stock Exchange that no personal information form is required from the Purchaser (which approval and confirmation the Company shall forthwith seek to obtain);

(c)	the representations and warranties of the Purchaser contained herein being true and correct as at the time of Closing (as hereinafter defined); and

(d)	acceptance of the Purchaser’s offer to purchase the Securities by the Company in its sole and absolute discretion.

The completion of the purchase and sale of the Securities (the “Closing”) will occur at the offices of the Company on or before the third business day after the last of the conditions precedent have been satisfied. A “business day” means a day on which the TSX is open for the transaction of business, at which time certificates representing the Securities will be delivered to the Purchaser in accordance with the Purchaser’s delivery instructions.

4.	Prospectus Exemptions and Purchaser’s Acknowledgements

The Purchaser acknowledges and agrees (on its own behalf and, if applicable, on behalf of those for whom the Purchaser is contracting hereunder) with the Company (which acknowledgements and agreements shall survive Closing) that:

(a)	the sale and delivery of the Securities to the Purchaser are conditional upon such sale being exempt from the prospectus filing and registration requirements and the requirement to deliver an offering memorandum under applicable securities laws in connection with the distribution of the Securities;

(b)	the Securities are subject to resale restrictions under applicable securities laws, which include, for greater certainty, the rules, regulations and policies of the TSX, and the Purchaser will comply with all relevant securities laws concerning any resale of the Securities and will consult with its own legal advisors with respect to such compliance;

(c)	the Purchaser is solely responsible for obtaining its own legal advice and tax advice as it considers appropriate in connection with the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder;

(d)	the Purchaser has not received nor has it requested, a prospectus or any offering memorandum (as defined under applicable securities laws), or any other document describing the business and affairs of the Company, which has been prepared for delivery to, and reviewed by, prospective purchasers in order to assist in making an investment decision in respect of the Securities;

(e)	the Purchaser’s decision to execute this Subscription Agreement and purchase the Securities has been based entirely on the information contained in this Subscription Agreement and upon publicly available information concerning the Company and has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Company except as set out in this Subscription Agreement;

(f)	the purchase of the Securities has not been made through, or as a result of, any general solicitation or advertising or any seminar or meeting whose invitees had been invited by general solicitation or general advertising and the Offering was not accompanied by any advertisement, including without limitation, in printed public media, radio, television, telecommunications or the Internet or by any other form of electronic media or communications or as part of a general solicitation;

(g)	in accepting this Subscription Agreement, the Company is relying upon the representations, warranties, covenants and acknowledgements of the Purchaser set out in this Subscription Agreement (including the Schedules hereto) including, without limitation, in connection with determining the eligibility of the Purchaser to purchase the Securities under applicable securities laws. The Purchaser agrees to notify the Company immediately of any change in any representation, warranty, covenant or other information relating to the Purchaser contained in this Subscription Agreement, which takes place prior to Closing;

(h)	the Purchaser understands that all certificates representing the Securities and all certificates issued in exchange therefor or in substitution or transfer thereof shall bear legends regarding restrictions on transfer as required pursuant to applicable securities laws; and

(i)	the Purchaser understands that the Company will be required by law or otherwise to disclose to regulatory authorities the identity of the Purchaser and agrees that such information may be provided by the Company.

5.	Representations, Warranties and Covenants of the Purchaser

The Purchaser, by its execution of this Subscription Agreement, represents, warrants and covenants to the Company (which representations, warranties and covenants shall survive Closing) that:

(a)	the Purchaser is ordinarily resident in the jurisdiction set forth in the Purchaser’s address on page 2 hereof, the Purchaser is an “accredited investor” as such term is defined in applicable securities laws in Canada, is purchasing the Securities as principal and the Purchaser has properly completed and duly executed the Accredited Investor Certificate attached to this Subscription Agreement as Schedule “A” indicating the means by which the Purchaser is an accredited investor, and the Purchaser hereby confirms the truth and accuracy of all statements made by the Purchaser in such Accredited Investor Certificate;

(b)	the Purchaser is duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has the legal capacity and has obtained all necessary approvals to enter into and be bound by this Subscription Agreement;

(c)	if the Purchaser is a resident of a jurisdiction other than Canada, the sale of the Securities to the Purchaser complies with or is exempt from the applicable securities laws of the jurisdiction of residence and does not create any obligation of the Company to file a prospectus, registration statement or similar document;

(d)	the Purchaser has such knowledge and experience in financial, business and investment matters as to be capable of assessing and evaluating the merits and risks of an investment in the Securities and is able to bear the economic risk of loss of such investment;

(e)	the Purchaser is purchasing the Securities for the Purchaser’s own account, for investment purposes only and not with a view to any resale or distribution thereof and the Purchaser does not have any contracts, understandings, agreements or arrangements with any person or entity to sell, transfer or grant a participation interest with respect to any of the Securities;

(f)	the Purchaser confirms that the Securities have not been offered to the Purchaser in the United States and that this Subscription Agreement has not been signed by the Purchaser in the United States;

(g)	the Purchaser shall comply with all relevant securities legislation (including those of Canada, the United States and of the jurisdiction of residence of the Purchaser) concerning any resale of the Securities and all related restrictions;

(h)	the Purchaser will promptly execute and deliver within the applicable time periods all documentation and undertakings as may be required by applicable securities legislation, regulations, rules and policies (including for greater certainty, but not limited to, those of the TSX) to permit the purchase of the Securities on the terms of this Subscription Agreement and the Purchaser will assist the Company in filing any and all reports, undertakings and other documents with respect to the issuance of the Securities;

(i)	the Purchaser acknowledges that no prospectus has been filed by the Company with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Securities and the issuance is exempted from the prospectus requirements available under the provisions of applicable securities laws and as a result:

(i)	the Purchaser is restricted from using most of the civil remedies available under applicable securities laws;

(ii)	the Purchaser may not receive information that would otherwise be required to be provided to it under applicable securities laws; and

(iii)	the Company is relieved from certain obligations that would otherwise apply under applicable securities laws;

(j)	no person has made any written or oral representation to the Purchaser:

(i)	that any person will resell or repurchase the Securities;

(ii)	that any person will refund the purchase price of the Securities other than as provided in this Subscription Agreement; or

(iii)	relating to the future price or value of the Securities;

(k)	the Purchaser has been advised to seek independent legal advice in connection with its purchase of the Securities and the Purchaser confirms that it has not relied on the Company or the Company’s legal counsel in any manner in connection with its purchase of the Securities; and

(l)	this Subscription Agreement and all documentation required thereby has been duly authorized, executed and delivered by, and this Subscription Agreement constitutes a legal, valid and binding agreement of, the Purchaser, enforceable against the Purchaser in accordance with the terms hereof.

6.	Reliance Upon Representations, Warranties and Covenants

The Purchaser acknowledges that the representations, warranties and covenants contained in this Subscription Agreement are made with the intent that they may be relied upon by the Company to, among other things, determine the Purchaser’s eligibility to purchase the Securities. The Purchaser further agrees that by accepting the Securities, the Purchaser shall be representing and warranting that the foregoing representations and warranties are true as at the time of Closing, with the same force and effect as if they had been made by the Purchaser at the time of Closing and that they shall survive the purchase by the Purchaser of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Securities.

7.	Representations, Warranties and Covenants of the Company

The Company, by its execution of this Subscription Agreement, represents, warrants and covenants to the Purchaser (which representations, warranties and covenants shall be true and correct at the time of Closing and shall survive Closing) that:

(a)	the Company is a corporation continued and subsisting under the Business Corporations Act (Ontario);

(b)	the Company has taken, or prior to Closing will take, all necessary corporate action to authorize the execution, delivery and performance of this Subscription Agreement, including the issuance of the Securities, and upon execution of this Subscription Agreement on behalf of the Company, this Subscription Agreement shall be duly executed by and shall constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof;

(c)	the execution and delivery of this Subscription Agreement and the consummation of the transaction provided for herein will not result in the violation of, or constitute a default under or conflict with the articles, by-laws or resolutions of the Company or any agreement or contract to which the Company is a party or by which it is bound;

(d)	the Securities, when issued and delivered to the Purchaser, will be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(e)	the Company is a “reporting issuer” as such term is defined in the Securities Act (Ontario), the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Quebec) (collectively, the “Securities Acts”); the Company has been a reporting issuer under each of the Securities Acts for more than 12 months; the Company’s class of common shares is registered under Section 12(g) of the Securities Exchange Act of 1934 (United States); and the Company is not in default of any requirement of the Securities Acts or the United States federal or state securities laws, or the rules, regulations and policies made thereunder;

(f)	the Securities form part of a class of shares which are listed and posted for trading on the TSX and prior to Closing, the TSX will have accepted notice of the issuance of the Securities and shall have approved the listing of the Securities, subject only to the Company filing final documentation and the payment of additional listing fees;

(g)	as of the date of this Subscription Agreement, the Company has no knowledge of any “material change” (as such term is defined in the Securities Act (Ontario)) relating to the Company which has not been publicly disclosed;

(h)	the Company is a “foreign issuer” with no “substantial U.S. market interest” in any class of its securities, as such terms are defined in Regulation S under the Securities Act of 1933 (United States), and the Company is not, and will not become as a result of this subscription, registered or required to register as an “investment company” under the Investment Company Act of 1940 (United States); and

(i)	the Company agrees that the Purchaserr may transfer the Securities to any direct or indirect wholly-owned subsidiary of the Purchaser (“Transferee”) in a transfer or chain of transfers among direct or indirect wholly-owned subsidiaries of the Purchaser, subject only to the receipt by the Company of a written confirmation from the Purchaser stating that the Transferee is a direct or indirect wholly-owned subsidiary of the Purchaser, and the Company agrees to use its best efforts to cause a new certificate or new certificates representing the transferred Securities to be issued to the Transferee within three business days after the receipt thereof.

8.	Costs

The Purchaser acknowledges and agrees that all costs and expenses incurred by the Purchaser (including any fees and disbursements of any counsel retained by the Purchaser) relating to the sale of the Securities to the Purchaser shall be borne by the Purchaser.

9.	Governing Law

This Subscription Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Purchaser irrevocably attorns to the jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Subscription Agreement.

10.	Survival

This Subscription Agreement, including without limitation the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the Purchaser notwithstanding the completion of the purchase of the Securities by the Purchaser pursuant hereto and any subsequent disposition by the Purchaser of the Securities.

11.	Assignment

This Subscription Agreement is not transferable or assignable by the parties hereto except that the Purchaser may assign this Subscription Agreement to a Transferee. Notwithstanding the foregoing, this Subscription Agreement shall enure to the benefit of and be binding upon each of the parties’ heirs, executors, administrators and successors by operation of law.

12.	Facsimile and Counterpart Subscriptions

The Company will be entitled to rely on delivery by facsimile of an executed copy of this Subscription Agreement, including the completed schedules attached hereto, and acceptance by the Company of such facsimile copy will be legally effective to create a valid and binding agreement between the Purchaser and the Company in accordance with the terms of this Subscription Agreement. In addition, this Subscription Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which when taken together will constitute one and the same document.

13.	English Language

We, the undersigned, hereby acknowledge that we have consented and requested that all documents evidencing or relating in any way to the sale of the Securities be drawn up in the English language only.

Nous, soussignés, reconnaissons par les présentes avoir consenti et demandé que tous les documents faisant foi ou se rapportant de quelque manière à la vente de ces bons de souscription achets soient redigés en anglais seulement.

14.	Severability

In the event that any provision of this Subscription Agreement is deemed to be void or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Subscription Agreement and such void or unenforceable provision shall be severable from this Subscription Agreement.

15.	Modification

Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

16.	Time of the Essence

Time shall, in all respects, be of the essence regarding this Subscription Agreement and all matters and transactions contemplated herein.

17.	Headings

The headings contained in this Subscription Agreement are for convenience only and shall not affect the meaning or interpretation of this Subscription Agreement in its entirety or of any provision hereof.

18.	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include all genders.

19.	Currency

Unless specified otherwise, all statements or references to monetary funds, $, or dollars are to Canadian currency.

SCHEDULE A

ACCREDITED INVESTOR CERTIFICATE

The Subscriber certifies that it and any beneficial purchaser, as applicable, are each an “accredited investor” as defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) and, as at the closing of the purchase and sale of the securities (the “Closing”), the Subscriber or the beneficial purchaser, as applicable, qualifies as one of more of the following and acknowledges that Twin Mining Corporation is relying on this certificate in connection with the sale of securities to the undersigned. (Please insert a checkmark in the box beside each applicable paragraph)

“accredited investor” means

(a)	a Canadian financial institution, or a Schedule III bank;

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

(n)	an investment fund that distributes or has distributed its securities only to
(i)	a person that is or was an accredited investor at the time of the distribution,

(ii)

a person that acquires or acquired securities in the circumstances referred to in section 2.10 of NI 45-106 (being that (I) the person purchases as principal, (II) the security has an acquisition cost to the purchaser of not less than $150,000 paid in cash at the time of the trade, and (III) the trade is in the security of a single issuer), and section 2.19 of NI 45-106 (being a trade by an investment fund in a security of its own issue to a security holder of the investment fund where (I) the security holder initially acquired securities of the investment fund as principal for an acquisition cost of not less than $150,000 paid in cash at the time of the trade, (II) the subsequent trade is for a security of the same class or series as the initial trade, and (III) the security holder, as at the date of the subsequent trade, holds securities of the investment fund that have an acquisition cost of not less than $150,000 or a net asset value of not less than $150,000); or

(iii)

a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 (being a trade by an investment fund to a security holder of the investment fund if the trades are permitted by a plan of the investment fund where it is (I) a trade in a security of the investment fund’s own issue if dividends or distributions out of earnings, surplus, capital or other sources payable in respect of the investment fund’s securities are applied to the purchase of the security that is of the same class or securities as the securities to which the dividends or distributions out of earnings, surplus, capital or other sources are attributable, or (II) a trade in a security of the investment fund’s own issue if the security holder makes optional cash payments to purchase the security of the investment fund that is of the same class or series of securities described in (I) that trade on a marketplace provided that the aggregate number of securities issued must not exceed, in any financial year of the investment fund during which the trade takes place, 2% of the issued and outstanding securities of the class to which the plan relates as at the beginning of the financial year; and such trades are otherwise in accordance with the requirements of subsections (3), (4) and (5) of section 2.18 of NI45-106;

(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q)	a person acting on behalf of a fully managed account managed by that person, if that person
(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)	in Ontario, is purchasing a security that is not a security of an investment fund;

(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or

(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as
(i)	an accredited investor, or

(ii)	an exempt purchaser in Alberta or British Columbia after National Instrument 45-106 comes into force.

The following definitions are included for convenience only; reference should be had to the applicable legislation:

(a)	“control person” has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island and Québec where control person means any person that holds or is one of a combination of persons that holds (i) a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or (ii) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer ;

(b)	“director” means
(i)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(c)	“eligibility adviser” means
(i)	a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii)	in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(a)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(b)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d)	“executive officer” means, for an issuer, an individual who is (i) a chair, vice-chair or president, (ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production, (iii) an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or (iv) performing a policy-making function in respect of the issuer, other than the individuals referred to in subparagraphs (i) to (iii) ;

(e)	“financial assets” means
(i)	cash,

(ii)	securities, or

(iii)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(f)	“founder” means, in respect of an issuer, a person who, (i) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and (ii) at the time of the trade is actively involved in the business of the issuer ;

(g)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(h)	“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

(i)	“person” includes
(i)	an individual,

(ii)	a corporation,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(j)	“related liabilities” means
(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets;

(k)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(l)	“spouse” means, an individual who,
(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(m)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

        An issuer is an “affiliate” of another issuer if (i) one of them is the subsidiary of the other, or (ii) each of them is controlled by the same person.

        In National Instrument 45-106 a person (first person) is considered to “control” another person (second person) if

(i)	the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(ii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(iii)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

        The foregoing representation, warranty and certificate is true and accurate as of the date of this certificate and will be true and accurate as of Closing. If any such representation, warranty or certificate shall not be true and accurate prior to Closing, the undersigned shall give immediate written notice of such fact to the Issuer.

Dated: ________________________________	Signed: ________________________________

_______________________________________ Witness (If Purchaser is an Individual)	_______________________________________ Print the name of Purchaser

_______________________________________ Print Name of Witness	_______________________________________ If Purchaser is a Corporation, print name and title of Authorized Signing Officer

SCHEDULE 3

Jipangu Ownership Interests in the Company

	Basic					Fully Diluted by Exercise of Warrants held by Jipangu

	Proceeds C$	IssuePrice Per Company Share/ Unit C$	Number of Issued common Shares of Company	Number of Company Shares Owned by Jipangu	Jipangu % Ownership Interest	Number of Warrants Per Share	Number of New Shares Upon Exercise	Exercise Price Per Share C$	Proceeds from Exercise of Warrants C$	Number of Issued Common Shares of Company	Jipangu % Ownership Interest

December 8, 2005			144,984,220							144,984,220

Initial investment	$ 4,320,000	C$0.12	36,000,000	36,000,000	19.89%					36,000,000	19.89%

Sub total	4,320,000		180,984,220	36,000,000	19.89%					180,984,220	19.89%

Equity Investment	$ 8,780,000	C$0.1375	63,854,545	63,854,545	40.78%	0.80	51,083,636	$0.17	$8,684,218	114,938,181	51.01%

Sub total	$13,100,000		244,838,765	99,854,545	40.78%		51,083,636		$8,684,218	295,922,401	51.01%

Exercise of warrants			51,083,636	51,083,636	51.01%

Total	$13,100,000		295,922,401	150,938,181	51.01%		51,083,636		$8,684,218	295,922,401	51.01%

SCHEDULE 4

Board Support

The Company will, subject only to the fiduciary duties of the directors of the Company, recommend that its shareholders vote their Common Shares in favour of all matters required to be voted upon by them in connection with the Transaction and the Equity Investment.

Shareholder Approvals

The Company will hold its annual general meeting on or before March 31, 2006, and will at such meeting include the Transaction and the Equity Investment and any other matters required to be approved to give effect thereto as special business to be considered and approved by its shareholders.

Information Circular

The Company will prepare a management information circular (the “Twin Circular”) together with any other documents required by applicable law in connection with the consideration of the Transaction and the Equity Investment by its shareholders. The Company will give the Investor the opportunity to review and comment on the Twin Circular and all such other documents and the Twin Circular and all such other documents shall be reasonably satisfactory to the Investor before the same are filed or distributed to the Company’s shareholders.

Antidilution Rights

If the Company determines to issue any Common Shares (or securities convertible into or representing the right or obligation to acquire Common Shares), the Company will provide the Investor with the right to acquire, from treasury, such number thereof as will enable the Investor to hold the same percentage of Common Shares (calculated on a fully diluted basis in the case of securities convertible into or representing the right or obligation to acquire Common Shares) that it held prior to such issuance, on equivalent terms. The antidilution rights will not apply to: (a) the grant of stock options (or the issuance of Common Shares resulting from the exercise of such options) under the Company’s stock option plans or (b) Common Shares issuable upon the exercise of warrants of the Company outstanding on Closing. The antidilution rights will expire at such time as the Investor owns less than 15% of the outstanding Common Shares.

Board of Directors

At Closing, the board of directors of the Company will comprise that number of directors agreed to by the Investor and the Company, including that number of nominees of the Investor that is proportional to the percentage of outstanding Common Shares held by the Investor (rounded up or down, as the case may be to the closest whole number). In respect of each meeting of shareholders of the Company after Closing at which directors are to be elected, the Investor will be entitled, subject to compliance with the requirements of the Toronto Stock Exchange, to nominate the number of directors for election to the board of directors of the Company that is proportional to the percentage of outstanding Common Shares held by the Investor (rounded up or down, as the case may be, to the next closest whole number). This right of the Investor will expire at the earlier of such time as the Investor owns less than 15% of the outstanding Common Shares of the Company and the third anniversary of Closing.

Exclusivity

During the period commencing on the Due Diligence Completion Date and ending on September 30, 2006 (the “Exclusivity Termination Date”), the Company will not, directly or indirectly, encourage, solicit, commence or continue any discussions or negotiations with, or enter into any undertaking, agreement or commitment with or accept any proposal from any person with respect to an Alternative Transaction except with the prior written consent of the Investor. Notwithstanding the foregoing, nothing contained herein will prohibit, enjoin or otherwise restrict the board of directors of the Company, in the fulfilment of its fiduciary duties, in responding to an unsolicited proposal with respect to an Alternative Transaction. For greater certainty, the parties agree that, if the Equity Investment does not close by April 4, 2006 or such later date as the parties may agree, the provisions of this clause will terminate. Until the Exclusivity Termination Date, the Company will notify Jipangu, at first orally and then in writing, of any unsolicited proposal with respect to an Alternative Transaction.

Voting Agreements

The Company will deliver to the Investor support agreements from those members of its Board of Directors owning Common Shares, on or before the Due Diligence Completion Date and in a form acceptable to the Investor, acting reasonably, to vote the Common Shares of the Company beneficially owned by such shareholders in favour of the Transaction and the Equity Investment.

Fee

If the Company accepts, approves or recommends and/or enters into a bona fide unsolicited Alternative Transaction which constitutes a Superior Proposal received after the date of this letter, then the Company shall pay the Investor C$300,000 in cash at the time such Alternative Transaction is accepted, approved or recommended or an agreement with respect thereto is executed.

If the shareholders of the Company fail to approve by the requisite majority the Transaction and the Equity Investment or any matter required to be approved by them to effect the same, then the Company shall pay the Investor Cdn.$150,000 in cash within five business days of the date the shareholders failed to grant the applicable approval(s).

The parties will acknowledge that the payment amount set out above are payments of liquidated damages which are a genuine pre-estimate of the damages which the Investor will suffer or incur as a result of the Company entering into the Alternative Transaction or the non-completion of the Transaction and Equity Investment, as the case may be, and are not penalties. The Company will

TIM
(Initials)

irrevocably and unconditionally waive any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.